Contact

www.linkedin.com/in/kamal-
kapadia-ph-d-bb0a181 (LinkedIn)

Top Skills

Climate Change

Biodiversity

Creative Writing

Kamal Kapadia, Ph.D.

Co-founder and Chief Learning Officer, Terra.do. Building an online
school for climate action.
Hawaii

Summary

I care about education, climate change, equity, and community. Am
working to bring them all together at terra.do.

Experience

Terra.do
Co-Founder
December 2019 - Present (2 years 5 months)

Blue Planet Foundation
Communications and Research Lead
November 2018 - July 2019 (9 months)

Punahou School
Co Director, Luke Center for Public Service
July 2017 - August 2018 (1 year 2 months)
Honolulu, Hawaii

Self-Employed
Independent environmental educator and freelance writer
June 2012 - May 2017 (5 years)
Honolulu, Hawaii

Environmental educator at SEEQS: The School for Examining Essential
Questions of Sustainability and 'Iolani School; regular contributor to Hana Hou!
magazine.

Environmental Change Institute, University of Oxford
Research and Teaching Fellow
2008 - May 2012 (4 years)

Sarvodaya Shramadana Movement of Sri Lanka
Disaster recovery specialist (focus on livelihoods)
January 2005 - December 2005 (1 year)

Solar Electric Light Company
Business Development Manager
October 1998 - August 2001 (2 years 11 months)
India and Sri Lanka

Education

University of California, Berkeley
PhD, Energy and Resources · (2003 - 2008)

University of California, Berkeley
Master of Arts - MA, Energy and Resources · (2001 - 2003)

University of Oxford
MSc, Environmental Change and Management · (1997 - 1998)

St. Xavier's College
BSc, Life Sciences · (1993 - 1996)